SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

SEMILEDS CORPORATION

(Name of Issuer)

Common Stock, par value $0.0000056 per share

(Title of Class of Securities)

816645 204

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816645 204

1.	Names of Reporting Persons Trung T. Doan
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 369,972(a)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 369,972(a)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 369,972
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 10.5%(b)
12.	Type of Reporting Person IN

(a)	Reflects one-for-ten reverse stock split on April 15, 2016. Includes (i) 207,830 shares of the Issuer’s Common Stock owned directly by Mr. Doan, (ii) 157,142 shares of the Issuer’s Common Stock owned directly by The Trung Doan 2010 GRAT, of which Mr. Doan is the sole trustee, and (iii) 5,000 shares of Issuer’s Common Stock issuable within 60 days of December 31, 2016 pursuant to 20,000 restricted stock units granted on April 5, 2013. Twenty-five percent of the restricted stock units granted on April 5, 2013 vest on February 20 in each of 2014, 2015, 2016 and 2017, and all will fully vest upon a change in control.
(b)	Based on the 3,517,290 shares of common stock outstanding as of January 9, 2017 reported on the most recently filed periodic report on Form 10-Q of SemiLEDs Corporation for the quarter ended November 30, 2016 plus 5,000 shares of Issuer’s Common Stock issuable within 60 days of December 31, 2016 pursuant to restricted stock units granted to Mr. Doan.

CUSIP No. 816645 204

1.	Names of Reporting Persons The Trung Doan 2010 GRAT
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The trust is governed by the laws of the State of New York
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 157,142(c)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 157,142(c)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,142
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.5%(d)
12.	Type of Reporting Person OO

(c)	Reflects one-for-ten reverse stock split on April 15, 2016. Consists of 157,142 shares of the Issuer’s Common Stock owned directly by The Trung Doan 2010 GRAT, of which Mr. Doan is the sole trustee.
(d)	Based on the 3,517,290 shares of common stock outstanding as of January 9, 2017 reported on the most recently filed periodic report on Form 10-Q of SemiLEDs Corporation for the quarter ended November 30, 2016.

Item 1(a).	Name of Issuer: SemiLEDs Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices: 3F, No. 11 Ke Jung Rd., Chu-Nan Site Hsinchu Science Park, Chu-Nan 350 Miao-Li County, Taiwan, R.O.C.

Item 2(a).	Name of Person Filing: Trung T. Doan The Trung Doan 2010 GRAT

Item 2(b).	Address of Principal Business Office or, if none, Residence: 3F, No. 11 Ke Jung Rd., Chu-Nan Site Hsinchu Science Park, Chu-Nan 350 Miao-Li County, Taiwan, R.O.C.

Item 2(c).	Citizenship: Trung T. Doan is a citizen of the United States of America. The Trung Doan 2010 GRAT is a trust formed under the laws of the State of New York.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.0000056 per share

Item 2(e).	CUSIP Number: 816645 204

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or §§240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

	(a)	Amount beneficially owned:
		Trung T. Doan*	369,972
		The Trung Doan 2010 GRAT	157,142
	(b)	Percent of class:
		Trung T. Doan*	10.5%

Based on the 3,517,290 shares of common stock outstanding as of January 9, 2017 reported on the most recently filed periodic report on Form 10-Q of SemiLEDs Corporation for the quarter ended November 30, 2016 plus 5,000 shares of Issuer’s Common Stock issuable within 60 days of December 31, 2016 pursuant to restricted stock units granted to Mr. Doan.

The Trung Doan 2010 GRAT	4.5%

Based on the 3,517,290 shares of common stock outstanding as of January 9, 2017 reported on the most recently filed periodic report on Form 10-Q of SemiLEDs Corporation for the quarter ended November 30, 2016.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
	Trung T. Doan*	212,830
	The Trung Doan 2010 GRAT	157,142
(ii)	Shared power to vote or to direct the vote:
	Trung T. Doan*	0
	The Trung Doan 2010 GRAT	0
(iii)	Sole power to dispose or to direct the disposition of:
	Trung T. Doan*	212,830
	The Trung Doan 2010 GRAT	157,142
(iv)	Shared power to dispose or to direct the disposition of:
	Trung T. Doan*	0
	The Trung Doan 2010 GRAT	0

*       The shares of Common Stock beneficially owned by Trung T. Doan consist of 207,830 shares of the Issuer’s Common Stock owned directly by Mr. Doan, 5,000 shares of Common Stock issuable within 60 days of December 31, 2016 pursuant to restricted stock units granted on April 5, 2013, and 157,142 shares of the Issuer’s Common Stock owned directly by The Trung Doan 2010 GRAT, of which Mr. Doan is the sole trustee.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2017
(Date)

Trung T. Doan

/s/ Trung T. Doan
Trung T. Doan

The Trung Doan 2010 GRAT

By:	/s/ Trung T. Doan
Trung T. Doan, Trustee